X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

January 29, 2002

02015231

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated January 29, 2002).

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 2/21

X-Cal Resources Ltd.

TSE/XCL **January 29, 2002**

News Release

Sleeper Database to be Released

X-Cal Resources Ltd. is preparing to release the Sleeper Gold Project database to the global geologic community via the internet and CD data sets.

This change in policy has been inspired by the Goldcorp Challenge innovated by Mr. Robert McEwen, which has demonstrated that the release of proprietary information can accelerate both corporate and property development. Previously access to Sleeper data sets was restricted.

The management of X-Cal has invested millions of dollars to document the large gold system at Sleeper. The package contains geologic, geochemical, geophysical, and drill data for the 30 square mile project, configured for use with current geologic information systems. A comprehensive three dimensional model for the Sleeper Mine Area is included.

Sleeper has one of the highest grade histories of any major league Nevada gold property. The exploration potential for several new "company making" gold deposits is excellent and evident in the data.

X-Cal looks forward to integrating your vision of the Sleeper Gold Property potential with our own.

The structure to facilitate distribution of the database and to provide incentive for feedback from the geologic community is being designed and will be announced.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*